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                            December 4, 2023

       William E. Grace
       Executive Vice President and Chief Financial Officer
       United Rentals, Inc.
       100 First Stamford Place, Suite 700
       Stamford, CT 06902

                                                        Re: United Rentals,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K Furnished
January 25, 2023
                                                            File No. 001-14387

       Dear William E. Grace:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Furnished January 25, 2023

       Exhibit 99.1
       Summary of Fourth Quarter 2022 Financial Results
       Used Equipment Sales

   1. You disclose what appears to be a non-GAAP financial measure, used equipment adjusted gross margin. Please
revise to reconcile this measure to the most directly comparable
                                                        GAAP measure, either in
a table or by quantifying the adjustment in the related footnote.
                                                        Refer to Item
10(e)(1)(i)(B) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William E. Grace
United Rentals, Inc.
December 4, 2023
Page 2

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameWilliam E. Grace                      Sincerely,
Comapany NameUnited Rentals, Inc.
                                                        Division of Corporation
Finance
December 4, 2023 Page 2                                 Office of Trade &
Services
FirstName LastName